UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934
(Amendment No. 7)*

PCM, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69323 K 100

(CUSIP Number)

Frank F. Khulusi

Chief Executive Officer

PCM, Inc.

1940 East Mariposa Avenue

El Segundo, CA 90245

(310) 354-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69323 K 100

1	Name of Reporting Persons. Frank F. Khulusi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 69323 K 100

1	Name of Reporting Persons. Mona C. Khulusi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

EXPLANATORY STATEMENT

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of PCM, Inc., a Delaware corporation (the “Company”).  This Amendment No. 7 is being jointly filed by Frank F. Khulusi and Mona C. Khulusi (the “Reporting Persons”), individually and as joint trustees of (i) the Khulusi Revocable Family Trust dated November 3, 1993 (the “Trust”), (ii) the Frank F. Khulusi and Mona C. Khulusi Charitable Lead Annuity Trust (the “CLAT”) and (iii) the Frank F. Khulusi and Mona C. Khulusi Foundation Trust (the “Foundation”), to amend and supplement the information set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2003 (the “Original Filing”), as amended by Amendment Nos. 1 through 6 to the Original Filing.

As set forth below, as a result of the consummation of the transactions contemplated by the Merger Agreement (as defined below) on August 30, 2019, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock. The filing of this Amendment No. 7 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.                                                         Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On June 23, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Insight Enterprises, Inc., a Delaware corporation (“Insight”) and Trojan Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Insight (“Merger Sub”).  On August 30, 2019, pursuant to, and on the terms and subject to the conditions of, the Merger Agreement, Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.  At the effective time of the merger (the “Effective Time”), each share of common stock, par value $0.001, of the Company (each, a “Company Share”) issued and outstanding immediately prior to the Effective Time (other than (i) Company Shares owned by Insight, Merger Sub or the Company or any of their respective direct or indirect wholly-owned subsidiaries, in each case, not held by third parties, and (ii) Company Shares owned by stockholders of the Company who have perfected and not withdrawn a demand for appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware) was converted into the right to receive $35.00 in cash (the “Per Share Merger Consideration”), without interest.

Item 5.                                                         Interests in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)-(b) Effective August 30, 2019, as a result of the Merger, each share of Common Stock owned by the Reporting Persons was converted into the right to receive the

Merger Consideration, pursuant to the Merger Agreement. Accordingly, the Reporting Persons no longer beneficially own any Shares of the Issuer.

(c)  Other than as set forth above, the Reporting Persons have not effected any transactions in the Common Stock of the Company during the 60 days prior to the filing of this Amendment.

(d)  Not applicable.

(e)  As of August 30, 2019, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

As a result of the consummation of the Merger, the Voting Agreement terminated in accordance with its terms effective as of the Effective Time.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:                  August 30, 2019

/s/ Frank F. Khulusi
Frank F. Khulusi, individually and as trustee of Trust, the CLAT and the Foundation

/s/ Mona C. Khulusi
Mona C. Khulusi, individually and as trustee of Trust, the CLAT and the Foundation